MEMORANDUM

TO:	Kathryn Hinke, Esq. Attorney-Adviser Disclosure Review and Accounting Office U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Assistant Vice President, Legal
DATE:	October 25, 2016
SUBJECT:
Response to Comments for Initial Registration Statement filed on Form N-4 for File No: 333-212424; Jackson National Separate Account-I of Jackson National Life Insurance Company ; and Initial Registration Statement filed on Form N-4 for File No. 333-212425; JNLNY Separate Account I of Jackson National Life Insurance Company of New York

This memorandum is in response to the comments you provided via telephone on October 24, 2016, for the above referenced filings. Our understanding of each of the specific oral comments is provided below, followed respectively by narrative responses (in bold).

The comments and responses apply to both registration statements referenced above. The headings below reference the items in our September 23, 2016 letter in response to initial comments. Post-effective amendments to the above referenced registration statements will subsequently be filed in response to the comments.

1.	Comment and Response 5.

Please delete the sentence in the last paragraph of the section titled “The Annuity Contract” that references the Contract and endorsements as constituting the agreement with the Company.
Response: The referenced sentence will be deleted.

2.	Comment and Response 14.

Please add additional disclosure to the “Payout Options” section regarding where the money will be held if no election for distribution is made by the beneficiary.
Response: The following two sentences will be inserted before the last sentence in the final paragraph of the above referenced section. The first sentence was added in our initial response to comments. The second sentence is added in response to the above comment. The combined sentences will read as follows:
"If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. The death benefit will remain invested in the Investment Divisions in accordance with the allocation instructions given by the Owner until a payout option is selected, or new instructions are received from the Beneficiary after the claim is processed.”

Please contact me at (517) 367- 3872 if you have any questions or require additional information.